Exhibit 99.1

IDT CORPORATION ANNOUNCES STRATEGIC INITIATIVES, INCLUDING DIVIDENDS, A SPIN-OFF AND AN EXCHANGE OFFER

Newark, N.J. – November 5, 2010:   IDT Corporation (NYSE: IDT, IDT.C) today announced a series of strategic moves, including dividends, that establish a framework for long term appreciation of shareholder value.

On November 2, 2010, IDT’s Board of Directors authorized an initial cash dividend of $0.22 per share to be paid on or about November 23rd to shareholders of record at the close of business on November 15th of IDT Corporation Common Stock, Class A Common Stock and Class B Common Stock. IDT expects to announce an additional cash dividend of comparable magnitude during the second quarter of IDT’s 2011 fiscal year, the three months ending January 31, 2011.  The Board also stated its intent for IDT to pay future quarterly dividends based on operating performance and available resources.

At the same meeting, the Board approved the launch of an offer to exchange one share of Class B Common Stock (NYSE: IDT) for each share of Common Stock (NYSE: IDT.C) outstanding.  As of November 4th, 2010, there were 3,728,655 shares of IDT Common Stock outstanding.  The exchange offer is being made in light of the limited liquidity in the market for the Common Stock and the resulting disparity in the trading prices for the two classes despite the fact that the equity rights associated with the shares of each class are nearly identical.

Following the completion of the exchange offer, the Common Stock may be delisted from the NYSE.  Howard Jonas, who controls approximately 76% of the combined voting power of IDT’s outstanding capital stock, will adjust his holdings of IDT Class A Common Stock and Common Stock so as not to increase his combined voting power as a result of the exchange offer.

The exchange offer will commence when the definitive materials (including an Offer to Exchange and Letter of Transmittal) are filed with the Securities and Exchange Commission and made available to IDT’s stockholders and will remain open for at least twenty business days.  IDT will file with the Securities and Exchange Commission and mail to stockholders exchange offer documents with full details of the offer, including complete instructions on the exchange process procedure along with the transmittal forms and other data when the offer is commenced.

In addition, the Board has directed management to pursue a spin-off of its Genie Energy division.  The spinoff of Genie Energy under consideration is intended to be tax-free to IDT stockholders.  Genie Energy would include:

●	IDT Energy, an energy services company operating in New York, New Jersey and Pennsylvania;
●	American Shale Oil Corporation (AMSO), which holds IDT’s interest in the a joint oil shale venture with Total, SA operating in Western Colorado;
●	Israel Energy Initiatives (IEI), which holds a majority interest in an oil shale venture in Israel, and;
●	Certain related smaller initiatives, and the cash resources necessary to execute on those projects.

The Board also directed management to explore options to license and defend certain intellectual property rights currently owned by IDT Telecom and Net2Phone related to VoIP and other aspects of the telecommunications industry including a possible spin-off of a separate entity.

“The moves that we are announcing today provide a framework that will help shareholders realize the underlying value of IDT’s businesses and holdings,” Howard Jonas, Chairman and CEO of IDT said.

“Since completing our restructuring program, both of our core IDT Telecom and Genie Energy businesses have demonstrated their capacity to generate sustained, positive cash flow,” Jonas added.  “The near term dividends will allow shareholders to reap the benefits of those improvements, while future dividends will reflect the performance of IDT Telecom and the other businesses that will remain at IDT. The exchange offer is intended to simplify our capital structure, promote efficiencies and level the playing field for the holders of our two classes of public equity. The spin-off of Genie Energy will enable both Genie and IDT Telecom to focus on their respective growth strategies and more effectively meet their long term capital requirements while providing investors with industry focused investment vehicles.”

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10-K (under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

About IDT Corporation:

IDT Corporation (www.idt.net) is a consumer services company with operations primarily in the telecommunications and energy industries.  IDT Corporation's Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C, respectively.

Investor Relations
IDT Corporation
Bill Ulrey
Phone:  (973) 438-3838
E-mail:  invest@idt.net